UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpt from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 16, 2010.

The Quarterly Securities Report is prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures made by MUFG and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2010 and the other reports filed or submitted by MUFG to the SEC.

Risks relating to our business

We have described below the major developments and changes that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual securities report filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the most recent quarterly securities report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company—Business—Risks relating to Our Business” in our most recent annual securities report.

18.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

The US government has recently enacted new legislation designed to limit economic and financial transactions with Iran. This or any similar legislative developments initiated by the US government may further restrict our business operations, and our failure to comply may result in regulatory action against us.